Annual Report

Cover Page

Name of issuer:

NYCE Companies, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 1/8/2020

Physical address of issuer:

85 Broad St, 28th Fl
NEW YORK NY 10004

Website of issuer:

https://www.nycegroup.co/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$7,566,890.00	$0.00
Cash & Cash Equivalents:	$467,961.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$1,212,787.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$5,340,296.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($115,755.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

NYCE Companies, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing

reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Nat Remy	Chief Experience Officer	NYCE Companies, Inc.	2020
Philip Michael	CEO	NYCE Companies, Inc.	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nat Remy	Chief Experience Officer	2020
Philip Michael	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
NYCE Group, Inc.	9999999.0 Common Stock	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We are a newly formed entity with a limited operating history, which makes our future performance difficult to predict.

We are a newly formed entity and have limited operating history. In making an investment decision, you should consider the risks, uncertainties and difficulties frequently encountered by newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on our business. There can be no assurance that we will achieve our investment objectives

Our Manager has a limited operating history upon which you can evaluate their performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
Our Manager has a limited operating history and is just beginning to implement its business plan. There can be no assurance that we will ever operate profitably. Our manager may not be successful in attaining the objectives necessary for it to overcome the risks and uncertainties that any new company encounters.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
Uncontrollable events, such as the corona virus pandemic, political and social unrest, natural disasters, strikes, and/or riots can have a significant effect on our business operations and revenue projections. Shelter-in-place orders, business closings, and economic uncertainties due to COVID-19 may adversely affect the Company's revenue projections and ability to make distributions and/or return investor capital.

The amount of capital the Company is attempting to raise in this Offering is not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our Property will be subject to the risks typically associated with real estate.
Our Property will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

   natural disasters such as hurricanes, earthquakes and floods;
   acts of war or terrorism, including the consequences of terrorist attacks;
   adverse changes in national and local economic and real estate conditions;
   an oversupply of (or a reduction in demand for) and the attractiveness of the Property to prospective tenants;
   changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;
   costs of remediation and liabilities associated with environmental conditions; and;
   the potential for uninsured or underinsured property losses.

The value of the Property will be affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the Property. Many expenditures associated with the Property (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the Property. These factors may have a material adverse effect on the value that we can realize from the Property.

Many factors impact the residential rental market, and if rents do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline.
The success of our business model depends, in part, on conditions in the

The success of our business model depends, in part, on conditions in the residential rental market. Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced.

We anticipate involvement in a variety of litigation.
We anticipate involvement in a range of legal actions in the ordinary course of business. These actions may include eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights and issues with local housing officials arising from the condition or maintenance of the Property. These actions can be time consuming and expensive. We cannot assure you that we will not be subject to expenses and losses that may adversely affect our operating results.

We may not be able to sell the Property at a price equal to, or greater than, the total amount of capital we have invested in the Property, which may lead to a decrease in the value of the Securities.
The value of the Property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a Property. Such loss, would reduce the value of the Securities.

We may be unable to renew leases or re-lease space as leases expire.
If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated space. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease. If the rental rates for the Property decrease or we are not able to release a significant portion of our available and soon-to-be-available space, our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy our debt obligations and to make distributions to our Investor could be adversely affected.

The actual rents we receive for the Property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.
As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of the Property compared to other, we may be unable to realize our estimated market rents for the Property. In addition, depending on market rental rates at any given time as compared to expiring leases in the Property, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for the Property, then our ability to generate cash flow growth will be negatively impacted.

We may be required to make rent or other concessions and/or significant capital expenditures to improve the Property in order to retain and attract tenants, generate positive cash flow or to make the Property suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.
In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to tents, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in non- renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and the market value of our Securities.

Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our Investors.
Our income will be primarily derived from rental revenue from the Property. As a result, our performance will depend on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

    delay lease commencements;
    decline to extend or renew leases upon expiration;
    fail to make rental payments when due; or
    declare bankruptcy.
Any of these actions could result in the termination of such tenants' leases with us and the loss of rental revenue attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our Investors.

We will engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.
We intend to engage in development, redevelopment or repositioning activities and we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

    the availability and pricing of financing on favorable terms or at all;
    the availability and timely receipt of regulatory approvals;
    the potential for the fluctuation of occupancy rates and rents, which may result in our investment not being profitable;
    start up, development, repositioning and redevelopment costs may be higher than anticipated;
    cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and
    changes in the pricing and availability of buyers and sellers.
These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our Securities and our ability

to satisfy our debt obligations and to make distributions to our Investors.

Our Property may be subject to impairment charges.
We will periodically evaluate our Property for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of the Property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent.

If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could adversely affect our financial condition and ability to pay distributions to our Investors.
Any of our tenants, or any guarantor of a tenant's lease obligations, could be subject to a bankruptcy proceeding pursuant to Chapter 11 of the United States bankruptcy code. A bankruptcy filing by one of our tenants or any guarantor of a tenant's lease obligations would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. There is no assurance the tenant or its trustee would agree to assume the lease. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available to pay distributions to our Investors.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.
The real property taxes on our Property may increase as property tax rates change or as the Property is assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our Securities and our ability to satisfy our principal and interest obligations and to make distributions to our Investors could be adversely affected.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, including due to the non-renewal of the Terrorism Risk Insurance Act of 2002, or the TRIA, could reduce our cash flows and the return on our Investors' investments.
There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims. This risk is particularly relevant with respect to potential acts of terrorism. The TRIA, under which the U.S. federal government bore a significant portion of insured losses caused by terrorism, will expire on December 31, 2020, and there can be no assurance that Congress will act to renew or replace the TRIA following its expiration. If the TRIA is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may result in adverse impacts and additional costs to us.

Changes in the cost or availability of insurance due to the non-renewal of the TRIA or for other reasons could expose us to uninsured casualty losses. If the Property incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our Investors' investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to Investors.

Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance the Property could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

Climate change may adversely affect our business.
To the extent that climate change does occur and affects the markets that we invest in, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for a property that we acquire. Should the impact of climate change be material in nature or occur for lengthy periods of time, the financial condition or results of operations for the Property would be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of the Property that we acquire in order to comply with such regulations

Tenant relief laws may negatively impact our rental income and profitability.
We may be involved in evicting residents who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory "cure" policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the home. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing or restrict the landlord's ability to recover certain costs or charge residents for damage that residents cause to the landlord's premises. We and any property managers we hire will need to be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be

required to pay our adversaries' litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Real estate investments are relatively illiquid and may limit our flexibility.
Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Property in the future will depend on prevailing economic and market conditions. Our inability to sell the Property on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions to our Investors and make additional investments.
We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank. We expect to have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.
The Property will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases/purchase agreements. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.
Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead- based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to our Investors.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating the Property. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors.

The Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If the Property is not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our Property may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors.

Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately- held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Property in the future will depend on prevailing economic and market conditions. Our inability to sell the Property on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.

Our business and results of operations are affected by the performance of the property market where our properties are located.

Our investment properties will be located in New York City, Philadelphia, and Washington DC. Our business and prospects therefore depend principally on the performance of the property market in these cities and in the US. Any downturn in these real estate markets may therefore adversely affect our performance. We cannot assure you that the demand for properties in these cities and the US will continue to grow or will grow at all. Our financial position and results of operations maybe influenced by fluctuations of supply and demand in the property market.

Rising construction costs and delayed construction schedule.

There exist general risks inherent in property investment and in the ownership of properties, including rising construction costs, financing not available on favorable terms, construction not completed on schedule or within budget especially as well as the escalation of material prices. These factors, if occurring in certain circumstances, can result in a material adverse effect on our business, results of operations and financial position.

Impact of state and federal regulations.

Impact of state and federal regulations

State and federal regulations could have a material impact on our businesses, financial conditions, results of operations or growth prospects. The Company's business is exposed to different and changing political, social, legal, tax, regulatory and environmental requirements at the state or federal level. Further, new guidelines, directives, policies or measures by governments, whether fiscal, tax, regulatory, environmental or other competitive changes, may lead to an increase in additional or unplanned operating expenses and capital expenditures, increase in market capacity may adversely affect the Company's businesses, financial conditions, results of operations or growth prospects.

Changes in interest rates may affect our profitability and results of operations.
Changes in interest rates affect our financing costs and, ultimately, our results of operations. We cannot assure you that mortgage rates will not fluctuate or that they will not increase. We cannot assure you that banks or other financial institutions from which we borrow will not raise lending rates for financing the Company in the future. Any increase in these rates will increase our financing cost and could materially and adversely affect our business, financial condition and results of operations.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state and other securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors who are not U.S. Persons will not receive distributions until the earlier of (a) the time of the sale of the Property or (b) five (5) years.
We do not intend to make distributions to non-U.S. Persons until distributions until the earlier of (a) the time of the sale of the Property or (b) five (5) years. We intend to leave undistributed distributions with our transfer agent, but may leave the funds in our bank account. Investors will not be able to expedite or request their distributions early if they are non-U.S. persons, this may reduce the return on investment, or in the event we liquidiate, may foreclose an investors ability to receive distributions.

The Manager will receive a disproportionate share of distributions
Our Operating Agreement provides that the Manager will have discretion over if and when a distribution of available funds will occur. In addition, the Manager will receive 50% of all distributions after the Members have received distributions in an amount equal to their respective capital contributions as well as a non-compounded preferred return of 8% per annum. Therefore, Members may receive less distributions, and as a result lower returns, than if all distributions were made on a pro-rata basis amongst the Members.

The principal security holders have substantial control over the Company and their interests may not be aligned with the interests of the other Shareholders.
The interests of the principal security holders may differ from the interests of other Shareholders and they are free to exercise their votes according to their interests. To the extent the interests of the Controlling Shareholders are not aligned with the interests of other Shareholders, the interests of other Shareholders may be disadvantaged and harmed.

There is no existing market for the Shares in the public and their market price and liquidity may fluctuate.
There was no public market for the Shares. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell or even losing your entire investment.

Shareholders' interests in the Company's share capital may be diluted in the future.
In order to expand our business, we may consider offering and issuing additional Securities in the future, which may result in a dilution in our net tangible book value or earnings per Units.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	9,999,999	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	New Liberty Towers LLC
Issue date	04/30/20
Amount	$396,000.00
Outstanding principal plus interest	$396,000.00 as of 12/30/20
Interest rate	0.0% per annum
Maturity date	11/01/20
Current with payments	Yes

Creditor: I Fund Cities, LLC; Amount $780,000

Creditor: New Liberty Towers LLC; Amount $396,000; Interest and fees $23,675

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	New Liberty Towers LLC
Amount Invested	$396,000.00
Transaction type	Loan
Issue date	04/30/20
Outstanding principal plus interest	$396,000.00 as of 12/30/20
Interest rate	0.0% per annum
Maturity date	11/01/20
Current with payments	Yes
Relationship	Affiliate

Philip Michael - Director and Officer; Frede Christensen - Director and Officer; Dmitriy Ishimbayev - Board Member

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

A "Robinhood for real estate," we're on a mission to create 100K+ POC millionaires through our FULLY-OWNED real estate portfolio.

Our mission is to partner with 100K Millennial investors to collectively own $1B of real estate. Based on our current traction, we hope (but cannot guarantee) to pass $100M valuation in the next 12 months. Investors in the round will purchase a SAFE, which gives them the potential to own equity in NYCE Companies, Inc., which owns the subsidiaries purchasing the buildings—as well as the proprietary technology used to manage them.

Milestones

NYCE Companies, Inc. was incorporated in the State of Delaware in January 2020.

Since then, we have:

- 🏘️ Market leader: Fastest real estate startup to sell $1M+ with Reg. CF

- 💸 2020 bootstrapped results: $1M+ raised, 1500+ apartments acquired, $260M+ (AUM)

- 🟥 4X+ year-over-year AUM growth, surpassing VC-backed firms like Diversyfund ($93.7M valuation)

- 🥇 Forbes predicts $1B in AUM by 2024 (currently $500M+ in active real estate)

- 🔥 Social: Founders have over 1.2M followers across social media/TRIBE™ community

- 📲 Tech: Launched NYCE's investment app ("Robinhood of real estate" - Yahoo Finance)

- 💼 As seen on Business Insider, Forbes, Entrepreneur, CBS, Yahoo Finance, CNBC and others

Historical Results of Operations

Our company was organized in January 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $5,340,296. Our gross margin was 100.0%.

- *Assets.* As of December 31, 2020, the Company had total assets of $7,566,890, including $467,961 in cash.

- *Net Loss.* The Company has had net losses of $115,755 for 2020.

- *Liabilities.* The Company's liabilties totaled $1,212,787 for 2020.

Liquidity & Capital Resources

To date, the company has been financed with $684,000 in SAFEs and $1,176,000 in debt.

we have raised $684K through Regulation Crowdfunding and taken on around

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Runway & Short/Mid-Term Expenses

NYCE Companies, Inc. cash in hand is $476,961, as of December 2020. Over the last three months, revenues have averaged $445,025/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $637,949/month, for an average burn rate of $192,924 per month. Our intent is to be profitable in 12 months.

Our overhead is relatively low with few long-term liabilities. The bulk of our long-term liabilities come from our active real estate developments.

Along with our joint venture partner, we are currently finalizing a 324-unit development in Texas with a projected cost of $49.9M and projected stabilization value of $65.2M. Phase 1 of that will open in July.

Phase 2 of our Philicon Square project will break ground this summer, which has a projected cost of $7 million and a projected stabilization value of $10.1M. We intend to issue investment units in this via Republic

We currently have a $1.4 million mortgage on Philicon Square: TEMPLE I (the property appraised at $2.055 million prior to leasing). We intend to recapitalize that in the next 12 months and return principal plus returns to Reg. CF investors in TEMPLE I, LLC.

We have a current acquisition loan of $640,000 for TEMPLE II, LLC, which holds title to Phase 2 of Philicon Square: TEMPLE II. Similar to TEMPLE I, we intend to finance the construction with a construction loan. Subject to city zoning, we may break up Phase 2 into two stages to maximize efficiency, reduce costs and expedite construction.

We have signed contracts with liquidity provider tZERO to issue securities in parent company NYCE Group, Inc. We are exploring this as a potential avenue to offer liquidity to 2020 Reg. CF investors in NYCE Companies, Inc. If successful, we will have outstanding fees owed to tZERO (between 1-2%)

The Company has an ongoing joint venture agreement to acquire managing stakes in over $500 million in active real estate developments; NYCE Companies, Inc. has exercised its options on over $200 million of these to date

The Company intends to grow its assets under management to $500 million in the next 12 months.

In terms of additional sources of capital, NYCE Companies, Inc. has equity in its property holdings which can be leveraged for immediate liquidity should the need arise.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Philip Michael, certify that:

(1) the financial statements of NYCE Companies, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of NYCE Companies, Inc. included in this Form reflects accurately the information reported on the tax return for NYCE Companies, Inc. filed for the most recently completed fiscal year.

Philip Michael
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of

Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://nyeg.co/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities

issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Nat Remy
    Philip Michael

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird SAFE (Simple Agreement for Future Equity)

    SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Nat Remy

    Philip Michael

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

NYCE Companies, Inc.

By

Philip Michael

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Natgeda Remy

CXO

7/9/2021

Philip Michael

CEO

7/8/2021

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.